Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The only subsidiary of Roberts Realty Investors, Inc. is Roberts Properties Residential, L.P., a Georgia limited partnership (the “operating partnership”) of which Roberts Realty is the sole general partner and in which Roberts Realty owns an 80.06% ownership interest as of March 3, 2014. The operating partnership owns 100% of the following Georgia limited liability company:

Northridge Parkway, LLC